As filed with the United States Securities and Exchange Commission on February 7, 2014

Registration No. 333–193502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOGOLD RESOURCES INC.

(Exact Name of Registrant as Specified in its Charter)

Canada	1090	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No., if applicable)

Suite 1301, 2000 Barrington Street

Cogswell Tower

Halifax, Nova Scotia

B3J 3K1

(902) 482-1998

(Address, including zip code, and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Dana Hatfield GoGold Resources Inc. Suite 1301, 2000 Barrington Street Cogswell Tower Halifax, Nova Scotia Canada B3J 3K1 (902) 482-1998	John Turner Krisztian Toth Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Toronto, Ontario Canada M5H 2T6 Tel: (416) 366-8381	Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

1. Home Jurisdiction Document.

This Post-Effective Amendment No. 1 amends and supplements the Registration Statement on Form F-80 filed with the U.S. Securities and Exchange Commission on January 23, 2014 (the “Initial Registration Statement” and as amended by this Post-Effective Amendment No. 1, the “Registration Statement”) by GoGold Resources Inc. (“GoGold”).

The Registration Statement relates to the offer (the “Offer”) by GoGold to purchase all of the issued and outstanding common shares (the “Animas Shares”) and common share purchase warrants (the “Animas Warrants”) of Animas Resources Ltd. (“Animas”), including any Animas Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon conversion, exchange or exercise of any Convertible Securities. Under the terms of the Offer, Animas shareholders will receive C$0.07 in cash and 0.0851 of a GoGold common share for each Animas Share tendered, and will receive one GoGold common share for each C$0.94 of cumulative in-the-money value of Animas Warrants tendered. The Offer is open for acceptance until 7:00 PM (Toronto time) on February 28, 2014.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated January 23, 2014 (the “Offer and Circular”), including the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which were filed as Part I of the Initial Registration Statement. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, and all references herein to “sections” or “paragraphs” refer to sections or paragraphs, as applicable, of the Offer and Circular before giving effect to the amendments contemplated hereby.

The Offer and Circular is hereby amended and supplemented as follows:

The outside front cover of the Offer and Circular is hereby amended to add the following after the first paragraph thereon:

“THIS TRANSACTION AND THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer and while the Offer is subject to Canadian disclosure requirements, Securityholders should be aware that these disclosure requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Animas and the Offeror are located in a foreign country, and that some or all of their officers and directors and the experts named in the Offer and Circular are residents of a foreign country. In addition, it may be difficult for Securityholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities since the Offeror is a corporation existing under the federal laws of Canada and Animas is a corporation existing under the laws of British Columbia, Canada; some or all of the officers and directors of each of the Offeror and Animas reside outside the United States; some of the experts named herein may reside outside the United States; and all or a substantial portion of the assets of the Offeror and Animas are located outside the United States. Securityholders may not be able to sue the Offeror, Animas or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgment of a United States court.

Securityholders should be aware that, during the period of the Offer, the Offeror or its affiliates or associates may, directly or indirectly, bid for or make purchases of Animas Shares, Animas Warrants or other securities of Animas, or of the Offeror’s securities to be distributed or the Offeror’s related securities, in each case, as permitted by applicable Canadian laws or provincial laws or regulations.

Securityholders should be aware that participating in the Offer may have tax consequences both in the United States and Canada. Such consequences for Securityholders who are resident in, or citizens of, the United States may not be described fully herein.”

The section entitled “Notice Regarding Information” on page vii of the Offer and Circular is hereby amended by deleting the second sentence of the first paragraph of such section in its entirety.

The section entitled “Summary – Conditions of the Offer” on page 5 of the Offer and Circular is hereby amended by replacing the second full paragraph thereof in its entirety with the following:

“The conditions set forth in Section 4, “Conditions of the Offer”, are for the sole benefit of the Offeror and may be asserted by the Offeror at any time or may be waived by the Offeror, in its sole discretion, in whole or in part at any time and from time to time both before and after the Expiry Time without prejudice to any other rights which the Offeror may have.”

The section entitled “Offer to Purchase – Conditions of the Offer” starting on page 20 of the Offer and Circular is hereby amended by replacing the penultimate paragraph thereof in its entirety with the following:

“The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror at any time or may be waived by the Offeror, in its sole discretion, in whole or in part at any time and from time to time both before and after the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all parties for purposes of the Offer.”

The section entitled “Circular – Description of Lock-Up Agreements” starting on page 39 of the Offer and Circular is hereby amended by adding the following after the first paragraph thereof:

“The following is a list of each Securityholder that has entered into a Lock-Up Agreement and the number of Animas Shares, Animas Warrants and/or options to purchase Animas Shares held by each such person:

Name of Shareholder	Number of Shares	Options	Warrants
Winnie Wong	22,500	n/a	n/a
Pacific Opportunity Capital Ltd.	4,342,808	n/a	2,000,000
Susan E. Brown	1,299,000	n/a	500,000
Mark T. Brown	753,000	125,000	130,000
Spartacus Management Inc.	126,000	n/a	n/a
Tian Gao	17,500	10,000	n/a
Ernesto Echavarria	22,245,263	n/a	5,000,000
Lex Resources Ltd.	500,000	n/a	500,000
Frank Quinby	759,000	n/a	n/a
Herman Kwong	105,000	n/a	100,000
James H. G. Elliott	801,800	n/a	400,000
Lynne Monk	110,000	n/a	190,000
Donald M. Monk	110,000	n/a	110,000
David Porter	450,000	n/a	200,000
Jesus Alfonso	622,500	n/a	200,000
Judith Rollick	112,000	n/a	100,000
Elaine Rollick	20,000	n/a	n/a
John R. Wilson	20,000	n/a	n/a
Jeff Phillips	6,850,000	n/a	1,000,000
Brett Halvorson	200,000	n/a	n/a
Robert Bishop	1,147,500	n/a	n/a
Brenda Wong	41,000	n/a	n/a
C3 Media Inc.	54,000	n/a	50,000
Malibrigo Ltd.	4,207,559	n/a	n/a
Marc G. Blythe	100,000	n/a	100,000
Dave Beling	n/a	100,000	n/a
Robert Doyle	105,000	n/a	100,000
Michael Halvorson	500,000	n/a	500,000
Sandrine Lam	3,900	n/a	n/a

2. Informational Legends.

See the outside front cover page of the Offer and Circular.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

Indemnification

Section 124 of the Canada Business Corporations Act and Section 25 of the Registrant’s By-laws provide for indemnification of directors and officers of the Registrant.

Section 124 of the Canada Business Corporations Act provides as follows:

124. (1) Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2) Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3) Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

(a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4) Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

(5) Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b) fulfills the conditions set out in subsection (3).

(6) Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a) in the individual’s capacity as a director or officer of the corporation; or

(b) in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

(7) Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8) Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9) Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

The Corporation shall also indemnify such directors or officers who have been substantially successful in the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate against all costs, charges and expenses reasonably incurred by him in respect of such action or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

EXHIBITS

Exhibit Number	Description

2.1*	Form of Lock Up Agreement

2.2*	Escrow Agreement, dated December 27, 2013

2.3*	Press Release, dated January 23, 2014

2.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

3.1*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

3.2*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

3.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

3.4*	Material Change Report, dated October 7, 2013

3.5*	Material Change Report, dated November 25, 2013

3.6*	Material Change Report, dated December 11, 2013

3.7*	Material Change Report, dated January 7, 2014

3.8*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held on March 26, 2013

4.1*	Consent of KPMG LLP

4.2*	Consent of Fasken Martineau DuMoulin LLP

4.3*	Consent of Terence Coughlan, P. Geo

4.4*	Consent of Peter Webster, P. Geo

4.5*	Consent of David R. Duncan, P. Geo

4.6*	Consent of Ken Kuchling, P. Eng

4.7*	Consent of David S. Dodd

4.8*	Consent of Isobel Wolfson, P. Geo

5.1*	Powers of Attorney (included on the signature page of this Registration Statement)

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-193502) filed with the Commission on January 23, 2014.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.	Consent to Service of Process

Concurrent with the initial filing of this Registration Statement, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax in the Province of Nova Scotia, Canada, on February 7, 2014.

GOGOLD RESOURCES INC.

By:	/s/ Dana Hatfield
Name:	Dana Hatfield
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Terence Coughlan	President, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2014

/s/ Dana Hatfield Dana Hatfield	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	February 7, 2014

* Phillip Gaunce	Director	February 7, 2014

* George Waye	Director	February 7, 2014

* Terrence Cooper	Director	February 7, 2014

*By:	/s/ Dana Hatfield
Dana Hatfield Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of GoGold Resources Inc. in the United States, in the City of Newark, State of Delaware, on February 7, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBITS

Exhibit Number	Description

2.1*	Form of Lock Up Agreement

2.2*	Escrow Agreement, dated December 27, 2013

2.3*	Press Release, dated January 23, 2014

2.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

3.1*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

3.2*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

3.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

3.4*	Material Change Report, dated October 7, 2013

3.5*	Material Change Report, dated November 25, 2013

3.6*	Material Change Report, dated December 11, 2013

3.7*	Material Change Report, dated January 7, 2014

3.8*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held on March 26, 2013

4.1*	Consent of KPMG LLP

4.2*	Consent of Fasken Martineau DuMoulin LLP

4.3*	Consent of Terence Coughlan, P. Geo

4.4*	Consent of Peter Webster, P. Geo

4.5*	Consent of David R. Duncan, P. Geo

4.6*	Consent of Ken Kuchling, P. Eng

4.7*	Consent of David S. Dodd

4.8*	Consent of Isobel Wolfson, P. Geo

5.1*	Powers of Attorney (included on the signature page of this Registration Statement)

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-193502) filed with the Commission on January 23, 2014.